File No. 812-15145

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________________________________

In the Matter of

Arca U.S. Treasury Fund

Arca Capital Management, LLC

4151 Redwood Ave., Suite 206

Los Angeles, CA 90066

_______________________________________________

Amendment No. 1 to the Application Pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 for an Order Granting Certain Exemptions from the Provisions of Rule 23c-3 thereunder

Please send all communications, notices and orders regarding this application to:

Philip Liu, Esq.

Arca Labs

4151 Redwood Ave., Suite 206

Los Angeles, CA 90066

With a copy to:

Kelley A. Howes, Esq.

Morrison & Foerster LLP

370 17th Street, Suite 4200

Denver, CO 80202

Page 1 of 12 sequentially numbered pages (including exhibits).

Table of Contents

Page

I.	THE PROPOSAL		3
II.	STATEMENT OF FACTS		3
	A.	Arca U.S. Treasury Fund	3
	B.	Arca Capital Management, LLC	4
	C.	Other Requirements for a Rule 23c-3 Fund	4
III.	EXEMPTIONS REQUESTED		6
IV.	COMMISSION AUTHORITY		6
V.	DISCUSSION		7
	A.	Background	7
	B.	Monthly Repurchases	8
VI.	APPLICANTS’ CONDITIONS		10
VII.	CONCLUSION		10

2

I.	THE PROPOSAL

Arca U.S. Treasury Fund (the “Fund”) is a newly organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Act”), as a diversified, closed-end management investment company that operates as an interval fund. The Fund will make a continuous public offering of its shares. The Fund is advised by Arca Capital Management, LLC (the “Adviser”). The Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with the Fund, the “Funds”). Any entity relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, the Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

II.	STATEMENT OF FACTS

A.	Arca U.S. Treasury Fund

The Fund is a Delaware statutory trust organized on November 12, 2018. The Fund filed its initial Form N-8A and Form N-2 with the Commission on November 9, 2018, and was declared effective by the Commission on July 6, 2020 (File Nos. 333-236320 and 811-23392). The Fund is registered under the Act as a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Act. The Fund’s investment objective is to seek maximum total return consistent with preservation of capital. Common shares of the Fund are not offered or traded in the secondary market and are not listed on any exchange or quoted on any quotation medium. The Fund issues its shares as digital securities (“ArCoins”), meaning the securities are uncertificated securities, the ownership and transfer of which are authenticated and recorded as ERC-1404 compatible tokens on Ethereum, an electronic distributed ledger that is secured using cryptography (referred to as a “blockchain”).

As further discussed below, the Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six or twelve months) specified by Rule 23c-3, and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, the Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

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1 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

3

To the extent the Fund receives the requested Order, the Fund’s Board of Trustees will adopt a fundamental policy of making monthly repurchase offers. In addition, prior to relying on the requested Order, the Fund will obtain the approval of a majority of its outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers. The Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, will be changeable by majority vote of the holders of the Fund’s outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.2 The Fund’s fundamental policies will also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).3 The Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

B.	Arca Capital Management, LLC

The Adviser is a Delaware limited liability company with its principal offices located at 4151 Redwood Ave., Suite 206, Los Angeles, CA 90066. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as investment adviser to the Fund.

The Adviser provides services to the Fund pursuant to an investment advisory agreement between the Fund and the Adviser. Under the investment advisory agreement, subject to the supervision and direction of the Fund’s Board of Trustees, the Adviser manages the Fund’s portfolio in accordance with the Fund’s investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities, and employs professional portfolio managers and securities analysts who provide research services to the Fund.

C.	Other Requirements for a Rule 23c-3 Fund

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, the Fund (and any Future Fund) will provide common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. The Fund’s notification will include (and any Future Fund’s notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this application, the Fund (and any Future Fund) will make payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund, upon commencing monthly repurchase offers, will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

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2 Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

3 A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

4

Pursuant to Rule 23c-3(b)(1), the Fund, upon commencing monthly repurchase offers, will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase payment deadline,”4 which will be no later than seven calendar days after the “repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). The Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund (and any Future Fund) for expenses directly related to the repurchase. The Fund, upon commencing monthly repurchase offers, will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares.

The Fund, upon commencing monthly repurchase offers, will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5). The Fund, upon commencing monthly repurchase offers, will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). The Fund, upon commencing monthly repurchase offers, will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). The Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the trustees of the Fund will be (and at least a majority of trustees of any Future Fund will be) persons who are not interested persons of the Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those trustees is, in the case of the Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by the Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in whole or in part without penalty or premium, as necessary to permit the Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

In accordance with Rule 23c-3(b)(10), from the time the Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event the Fund’s (or any Future Fund’s) assets fail to comply with this requirement, the Board of Trustees of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The Fund’s Board of Trustees will adopt (and any Future Fund’s Board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that the Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe the Fund’s portfolio can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

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4 Rule 23c-3(a)(4).

5

The Fund and any underwriter for the Fund will (and any Future Fund and any respective underwriter for such fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III.	EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-65 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.6

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.7

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

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5 Rule 102(b)(2) of Regulation M continues this exception.

6 Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

7 Based on the requested relief the Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

6

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and, thus, the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.9

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.10 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.11 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

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8 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

9 Id. at 424.

10 Id. at 439-40.

11 Id. at 424.

7

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.12 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.13

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.14 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis.15

B.	Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the Fund (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as the Fund (and any Future Fund), as supervised by its Board of Trustees, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity — and Applicants believe the Fund (and any Future Fund) will be able to do so — there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase offers.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.16 Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory,” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

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12 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

13 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

14 Protecting Investors at 439-40; Proposing Release at 27.

15 In the Matter of Aspiriant Defensive Allocation Fund, et. al., Rel. No. IC-33924 (July 10, 2020) (notice) and Rel. No. IC-33961 (July 31, 2020) (order) (“Aspiriant”); In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice) and Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”); In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice) and Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”); In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice) and Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”); In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice) and Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”); In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice) and Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”).

16 See Adopting Release at 28-29.

8

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because the Fund intends (and any Future Fund intends) to price on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing will ensure that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion from monthly repurchases.

The Fund’s prospectus provides (and any Future Fund’s prospectus will provide) a clear explanation of the repurchase program. Moreover, shareholders in the Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants expect that, before long, the monthly repurchase opportunity will become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification will diminish. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification will be adequately dealt with by disclosure.

Finally, the Fund’s (and any Future Fund’s) procedures will provide that the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will be informed of the number of repurchase requests made in each of the three monthly repurchase offers during the previous calendar quarter — which repurchases will have been completed — at the time such fund’s Board of Trustees determines the percentage range of the repurchase offer amount for each of the three monthly periods during the next calendar quarter.17 This will enable the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager, into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the Fund (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and, thus, will not unfairly discriminate against any holders of the common shares to be purchased.

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17 Because the Fund’s (and any Future Fund’s) Board of Trustees typically will hold regular quarterly board meetings, the Board of Trustees will be asked to consider at each quarterly meeting a percentage range for each monthly repurchase offer for each of the next three monthly periods, which range will be determined in accordance with any exemptive relief granted by the Commission. The Board of Trustees also will be asked to authorize the officers of the Fund to determine the specific amount of the monthly repurchase offer for each of the next three monthly periods, within the approved range, prior to notifying shareholders of the monthly repurchase offer. If, based on the redemptions in any one prior monthly period, the Fund’s officers determine that an amount outside of the approved range is required for the upcoming monthly period, a special board meeting will be held to ask the Board of Trustees to consider the approval of the monthly repurchase offer amount.

9

For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because the Fund will describe (and any Future Fund will describe) its repurchase policy fully in its prospectus and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3, the repurchase offers will not be made in a manner or on a basis that unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.18 Under the Aspiriant, Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make repurchase offers to their respective common shareholders every month and to provide notification to their respective common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline. Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing three month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the Pilgrim Investments order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

VI.	APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

a.	The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s (or Future Fund’s, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

b.	Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of the Fund (or any Future Fund relying on this relief).

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Aspiriant, Weiss, Blackstone, Van Kampen, Pilgrim Investments, and CypressTree orders.

_____________________________

18 See Aspiriant, Weiss, Blackstone, Van Kampen, Pilgrim Investments, and CypressTree, supra at note 15.

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As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Philip Liu is authorized to sign on behalf of the Fund pursuant to his authority as President of the Fund. J. Rayne Steinberg is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Dated:	September 9, 2020

ARCA U.S. TREASURY FUND

By:	/s/ Philip Liu
Name:	Philip Liu
Title:	President

ARCA CAPITAL MANAGEMENT, LLC

By:	/s/ J. Rayne Steinberg
Name:	J. Rayne Steinberg
Title:	Chief Executive Officer

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VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned states that he has duly executed the attached application dated September 9, 2020, for and on behalf of Arca U.S. Treasury Fund; that he is President of Arca U.S. Treasury Fund; and that all action taken by shareholders, trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Philip Liu
Name:	Philip Liu
Date:	September 9, 2020

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned states that he has duly executed the attached application dated September 9, 2020, for and on behalf of Arca Capital Management, LLC; that he is Chief Executive Officer of Arca Capital Management, LLC; and that all action taken by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ J. Rayne Steinberg
Name:	J. Rayne Steinberg
Date:	September 9, 2020

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